UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

February 19, 2022

(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LLC

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

84-4611704

(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422

(Full mailing address of principal executive offices)

860-316-7466

(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

Araxá I is a 2.5 MW (AC) solar power plant to be located at the Córrego do Sal Farm in the Araxá municipality, Minas Gerais State ("Project"). The Project will be connected to the CEMIG electricity distribution grid ("Project"), as established through the Brazilian Federal Law 14.300/2022 and Normative Resolution (REN) No 492/2012 of ANEEL (National Electrical Energy Agency) with revisions given by REN no 517/2012, no 687/2015 and no 786/2017.

This solar plant will be rented to a consortium, made up of residential and commercial customers for a period of 25 years.

The project is at Development Stage with Interconnection secured and a Land Lease fully executed with a 25-year term.

The estimated total cost of the project is 16.210.434 BRL (2.931.005 USD) with a projected IRR of 20,42% ($USD).

Key Information

General Info

Project Owner	Energea Portfolio 2 LLC.
Project Location	Araxá/MG, Brazil
Technology	Ground-Mounted Solar
System Size (AC/DC)	2.50 MW/ 3.13 MWp
Estimated Year 1 Production	6,279 MWh
Coordinates	19.608786° S 46.975379° W
Land Status	Rented
Project Status	Notice to Proceed
Useful Equipment Life (Years)	25

Stakeholders

SPE	Energea Araxá I Ltda.
Offtaker	Consórcio Minas Gerais de Geração Compartilhada de Energia Elétrica Energea
EPC Contractor	T.B.D.
O&M Contractor	T.B.D.
Land Owner	Jordelino José Carneiro Neto

Uses of Capital and Project Economics

Project Hard Costs	12.982.107 BRL
Project Soft Costs	1.190.734 BRL
Developer Fee	708.302 BRL
Total Project Financing	16.210.434 BRL
Debt Funding	N/A
Equity Funding	16.210.434 BRL
Project IRR (BRL)	22,77%

Project Review

SPE

The Project's Special Purpose Entity (SPE) was fully formed on December 17, 2021, Energea Portfolio 2 LLC. being the sole member of the company. The SPE General Information is described on Table 1.

Table 1 - SPE General Information

SPE	Energea Araxá I Ltda.
Registered Office	1056 Uruguai Street, room 310, Sion District, Belo Horizonte Municipality - MG, Zip Code: 30.310-300
CNPJ	44.621.389/0001-68

Site

The Jordelino José Carneiro Neto ("Land Owner") owns the site for the project. The SPE entered into a Site Lease Agreement with the Land Owner to secure approximately 6,5 hectares of the site on February 18th, 2022. The agreed monthly lease payment is 8,000 BRL from February 2022 and going forward. The values are adjusted on each contract year in accordance with the IPCA.

Design

The Project final design has not been defined yet. Nevertheless, it is expected to employ Energea's standard solution with bifacial solar modules manufactured by Longi, a Tier 1 solar manufacturer based in China and SMA String inverters.

According to the initial Energy Production Assessment, the Project is estimated to produce around 6,279 MWh/year with an AC Capacity Factor of 28.7%.

Interconnection

The Interconnection for the project is secured through the CUSD and CCER agreements signed on August 26th, 2021, between CEMIG Distribuição S.A. ("Utility Company") and Consórcio Texas. According to the recently passed Brazilian law 14.300/2022, the interconnection agreements can only be transferred after the power plant Commercial Operation Date ("COD"). For that reason, the CUSD and CCER Agreements will be assigned to the Consórcio Minas Gerais de Geração Compartilhada de Energia Elétrica Energea ("Offtaker") after the project's COD.

On a distribution grid level, system modifications priced at 755,393 BRL by CEMIG will be necessary for the project's interconnection. The SPE will do a Request for Proposal to price and define the contractor which will be responsible for the Interconnection Works.

Offtaker

The Offtaker is the Consórcio Minas Gerais de Geração Compartilhada de Energia Elétrica Energea. The SPE and the Offtaker have signed an Equipment Rental Agreement on February 21st, 2022, which determines a monthly fixed price to be paid to the SPE. Both parties have also executed an O&M

Agreement, that stipulates a variable remuneration to the SPE.

The consortium is made up of residential and commercial customers known as "subscribers". They may opt into and out of the program without penalty. In the case any subscriber does not make a payment, the Offtaker may replace them with another subscriber from the waiting list.

Table 2 - PPA Main Terms

Revenue Contract Term	25 years
Equipment Rental Price	305,556 BRL/mth
O&M Price	Variable
Resulting Energy Credit	721.21 BRL/MWh

EPC

The EPC contractor has not been selected yet. The SPE will do an RFP to price and scope the necessary works and, consequently, to select the EPC partner for the project.

O&M

The final O&M service provider has not been selected yet. The Contractor will be chosen and contracted in duly time, prior to the Project's COD.

Financial Analysis

The resulting nominal IRR of Araxá I is projected to be 20.42%, with an estimated payback of 6 years, 6 months, and 9 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2030 (shown annually) are presented on Exhibit I.

As of February 25th, 2022, the distributed generation ("DG") market in Bahia's CEMIG's concession zone has reached, according to ANEEL, 131,556 generating units, with 190,020 consumers total, at a grand total installed capacity of 1.554 MW, placing it in 1st place, out of 106, in virtual net metering projects in Brazil. Growth, although historically high, is slowing down, with the number of interconnections reaching 53,483 in December 2021, an increase of 18,933 (54.8%) if compared with December 2020, an addition of 51.3% from 2019 to 2020 and 237.7% from 2018 to 2019.

The current configuration of the project model used for this analysis considers a scenario with PL 5829/2019 (sanctioned as PL 14300/2022) being active in the DG market, as it's been approved in both Brazilian legislative chambers, Congress and Senate, having been signed by the President of the Republic of Brazil on the 6th of January 2022.

The project's nominal IRR was stress tested on scenarios with a range of variations applied to the discounted price. The resulted average was an impact of negative 31.7 basis points per percentage point increased. Another test was conducted on the effects of the devaluation of the Brazilian Real currency towards the U.S. dollar, with it resulting in a negative 109.6 basis points per percentage point devalued.

Two macroeconomic assumptions are assumed within the financial model to better reflect the reality of Brazil's regional condition. For currency inflation, it was assumed a 4.00% year-to-year price readjustments for all years, apart from year 2022, which was defined at a 20.00% rate. On Foreign Exchange ("FX"), this model assumes a base rate of 5.35 $BRL / $USD in the month of December, resulted from the last 12-month average, being devalued month-to-month at a yearly 2.00% compounded rate.

Revenue

The source of the project's revenue is split in between two 25-year term contracts with Energea Consortium MG, an Equipment Rental Contract, with a fixed monthly price, with its value defined in Table 4, and an O&M Contract, containing a true-up mechanism with the goal of adjusting the overall revenue to match a target price per energy compensated.

In the case of Araxá I, the true-up formula first calculates the utility's energy credit value, after discounting the non-compensable taxes from the grossed up low voltage rates, and applies a fixed discount on it to extract the total on which to charge the consortium members. This method allows for a higher realized revenue in the project, as the basis for the application of the discount (the credit value) is lower than the utility tariff. It is, then, deducted from the collected billed amount, after a 4.00% projected default rate is applied, the demand charge (TUSD up until the expected revision date of May 25th, 2023, and TUSDg thereafter, as a direct scenario where PL 5829/2019 passes is being accounted for), and the fixed monthly price of the Rental Contract. The result, if positive, gets collected by the SPE and, if negative, discounts the fixed monthly value of the Equipment Rental.

This analysis used a 30-day billing cycle to realize each month's revenue.

Inflation readjustments of both contracts are timed, in the model, with the utility's price refresh. Historically, CEMIG-D's rates tend to readjust once per year, in the month of May. Currently, the model uses as a basis for adjustment, the Brazilian Central Bank's 2020's target inflation rate of 4.00%, defined in the IPCA index, with the year 2022 assuming 20,00%. However, energy inflation in Minas Gerais has been, historically, above IPCA, with CEMIG's last two years readjustments at -0.01% (2020 to 2021) and -1.62% (2019 to 2020) but, cumulatively for the last 4 years, 25.1% versus IPCA's 17.9%.

Table 4 - Revenue Assumptions

Revenue Contract Term	25 years
Fixed Discount on Credit Value	20.00%
Rental Revenue Price	305,556 BRL / month
O&M Revenue Price	Variable
Resulting Energy Credit Rate	721,21 BRL / MWh
Energea's Rate (Taxes Discounted)	672,30 BRL / MWh
Demand Charge (TUSD rate)	15,72 BRL / kWac
Demand Charge (TUSDg rate)	12,26 BRL / kWac
Default Rate	4.00%

Operating Expenses

The model assumes the operating expenses as they are valued on Table 5. Payment of some items can be realized by the consortium and deducted from the SPE's revenue, with the goal of lowering taxes paid on both revenue and income. With the configuration listed on Table 4, the SPE was able to increase its IRR by an additional 36 basis points, as it saves 2.21 million reais from projected PIS/COFINS, ISS, IRPJ and CSLL tax payments on the course of 25 years.

All prices used on Table 5 are readjusted by IPCA, currently assumed at a 4.00% rate, once per year.

Table 5 - Operating Expenses Assumptions

Operations & Maintenance	5 reais per kWac	Paid by SPE
Land of Roof Rental	8,000 BRL / month	Paid by SPE
Insurance (GL & Property)	1,500 BRL / month	Paid by SPE
Banking & FX Fees	200 BRL / month	Paid by SPE
Site Security	5,000 BRL / month	Paid by SPE
Postage and Courier Services	100 BRL / month	Paid by SPE
Technical Services Reserve	11,111 BRL/ month	Paid by SPE
Travel	500 BRL / month	Paid by SPE
Utilities	500 BRL / month	Paid by SPE
Marketing Commission	5.00% of Revenue	Paid by Consortium
Billing and Collections	20 BRL / MWh*	Paid by Consortium
Other	200 BRL/month
Average OPEX per Month	73,259 BRL/ month	-

*On the energy compensated

**All values readjusted with IPCA annually.

CAPEX

For this analysis, it was considered, in the model, the latest EPC prices supplied by Alexandria Solar, as layered on Table 6.

As part of the project's Soft Costs, a 3% contingency on the EPC total. Additionally, costs related to Accounting, Consulting Services, Environmental Licensing, Insurance, Land Rental and Spare Parts were also budgeted within the same section.

Lastly, an interconnection cost is assumed by the project. As described in the "Parecer de Acesso" document, page 3 item 1.3, the utility covers all the budgeted cost of 755,393.33 BRL, with a scheduled construction timing of 17 months from notary recognition of the documents CUSD, CCER and TAO. This sets the projected COD with no delayed CUSD payments assumed in this financial analysis (as the COD is timed with the interconnection date).

Table 6 - Capital Expenditures Assumptions

Acquisition Costs	503,625 BRL	0.16 BRL/Wdc

Hard Costs	12,982,107 BRL	4.15 BRL/Wdc
Solar Modules	5,335,982 BRL	1.71 BRL/Wdc
Solar Inverters	767,558 BRL	0.25 BRL/Wdc
Mounting Materials	2,100,939 BRL	0.67 BRL/Wdc
Electrical Materials	1,238,019 BRL	0.40 BRL/Wdc
Civil Materials	298,501 BRL	0.09 BRL/Wdc
Engineering Drawings	241,274 BRL	0.08 BRL/Wdc
Site Works	443,974 BRL	0.14 BRL/Wdc
Electrical Work	1,247,347 BRL	0.40 BRL/Wdc
Mechanical Work	330,168 BRL	0.10 BRL/Wdc
Others	183,736 BRL	0.06 BRL/Wdc
Interconnection	794,607 BRL	0.25 BRL/Wdc

Soft Costs	1,190,734 BRL	0.38 BRL/Wdc
Billing Software	50,000 BRL	0.02 BRL/Wdc
Commission	125,000 BRL	0.04 BRL/Wdc
Contingency	389,463 BRL	0.12 BRL/Wdc
Environmental Licensing	21,500 BRL	0.01 BRL/Wdc
Insurance	50,000 BRL	0.01 BRL/Wdc
Land Rental	152,000 BRL	0.05 BRL/Wdc
Marketing Channels	150,000 BRL	0.05 BRL/Wdc
Spare Parts	252,771 BRL	0.08 BRL/Wdc

Developer Fees	708,302 BRL	0.23 BRL/Wdc

Pre-COD OpEx	825,666 BRL	0.26 BRL/Wdc

Total CapEx (All-In)	16,210,434 BRL	5.19 BRL/Wdc

Taxes

Araxá I stands with an effective tax rate of 14.95%, compared with its gross revenues, with PIS / COFINS representing 3.65%, ISS at 0.10%, IRPJ at 7.63% and CSLL at 2.88%.

As the project contains an average EBT margin of 59.65% (after depreciation), it is benefited by the Presumed Profit tax basis as it locks the taxable income at 32% of gross revenue. The downside of adopting a Presumed Profit basis is the loss of 48,584.33 BRL in Net Operating Losses ("NOLs") and 1,270,719 BRL in PIS / COFINS tax credits. After running both scenarios, the model assumes that a Presumed Profit tax basis is more beneficial to be used in the SPE.

No IOF tax is assumed as all contributions, distributions and intercompany transactions are done locally, in between the SPE and the Brazilian holding Energea Victory Hill Brasil Holding LTDA.

Indirect taxes are not charged to the SPE but are both paid indirectly through demand charge (as it's grossed up by both PIS / COFINS and ICMS) and deducted from the energy credit's value. Minas Gerais currently contains the lowest rates for indirect taxes, for Shared Generation projects, if compared with any other State, representing, for Araxá I, a total of 5.98% of the gross revenue and an annual average of 349,575.57 BRL.

Table 7 - Tax Assumptions

Direct Taxes
PIS / COFINS on Revenue	3.65% of Gross Revenue
ISS on Revenue	5.00% of O&M Revenue
Tax Basis	Presumed Profit
Taxable Income Basis	32.00% of Gross Revenue
IRPJ on Profit	15.00% of Taxable Income
Additional IRPJ on Profit (If monthly taxable income is greater than 20,000)	10.00% of Taxable Income
CSLL on Profit	9.00% of Taxable Income
IOF on Financial Transactions	NA

Indirect Taxes
PIS / COFINS on Demand Charge	4.50%
ICMS on Demand Charge	32.00%
Non-Compensable PIS / COFINS	48.91 BRL / MWh

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:

1.     Social Contract of Energea Araxá I Ltda.;

2.     Property Lease Agreement.

Issues List

Table 8 - Issues List

EPC Agreement	There's no EPC Agreement.
Revenue Agreements	The Revenue Agreements (Equipment Rental Agreement and O&M) are not signed.

Contract Summary

Table 9 - SPE Social Contract Summary

Contract	Social Contract of Energea Araxá I Ltda.
Incorporation Date	December 17 th, 2021
Structure	Limited Liability Company (Brazilian Limitada)
Quotaholder	Energea Portfolio 2 LLC. (100%)
Management	Christopher Joseph Sattler Luiz Gil de Leão

Table 10 - Property Lease Agreement Summary

Contract	Property Lease Agreement
Date	February 18th, 2022
Parties	Energea Araxá I Ltda. - Lessee Jordelino José Carneiro Neto and Palmira Barcelos Carneiro - Lessors
Term	25 years from the signature date
Object	Lease of a rural property in Araxá, State of Minas Gerais, with a total area of 6,5 hectares
Basic Rent	R$8,000.00
Rent Payment	Monthly
Surface Rights	Lessors have the obligation to provide the surface rights deed when requested by Lessee.

Documentation Checklist

Table 11 - Documentation Checklist

SPE	Social Contract	X
	National Registration	X
Municipal Registration
Site	Site Photos	X
	Land Owner Documents	X
	Property Lease Agreement	X
Design and Application	Energy Resource Study
Preliminary Engineering
Interconnection	Parecer de Acesso	X
	Interconnection Contracts	X
Permit	Environmental License	X
Offtaker	Offtaker Credit Analysis	X
Revenue Agreement Set
EPC	Selection of EPC
EPC Contract scoped and priced
O&M	O&M Agreement
Investment	Project Model	X

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the Araxá I Project.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI

Name: Mike Silvestrini

Title: Co-Founder

Date March 8, 2022

Exhibit I

Balance Sheet, Income Statement, Cash Flow Statement

ENERGEA PORTFOLIO 2 LLC - ARAXA I, LTDA. PROJECT
CONSOLIDATED BALANCE SHEETS
(All numbers in Brazilian Real)
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Assets
Current assets:
Cash and cash equivalents	0	0	215,143	223,032	230,289	237,781	245,516	253,502	261,745	270,255
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	0	0	215,143	223,032	230,289	237,781	245,516	253,502	261,745	270,255
Property and equipment	708,302	1,299,927	15,384,768	15,384,768	15,384,768	15,384,768	15,384,768	15,384,768	15,384,768	15,384,768
Depreciation	(2,361)	(48,073)	(592,648)	(1,670,257)	(2,747,866)	(3,825,474)	(4,903,083)	(5,980,692)	(7,058,300)	(8,135,909)
Tax credits	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	705,941	1,251,854	15,007,262	13,937,543	12,867,191	11,797,075	10,727,201	9,657,578	8,588,213	7,519,115

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	0	0	0	0	0	0	0	0	0	0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	708,302	1,302,284	16,210,434	16,210,434	16,210,434	16,210,434	16,210,434	16,210,434	16,210,434	16,210,434
Retained earnings	(2,361)	(50,430)	(1,203,172)	(2,272,891)	(3,343,243)	(4,413,359)	(5,483,233)	(6,552,856)	(7,622,221)	(8,691,319)
Total stockholders' equity	705,941	1,251,854	15,007,262	13,937,543	12,867,191	11,797,075	10,727,201	9,657,578	8,588,213	7,519,115
Total liabilities and stockholders' equity	705,941	1,251,854	15,007,262	13,937,543	12,867,191	11,797,075	10,727,201	9,657,578	8,588,213	7,519,115

ENERGEA PORTFOLIO 2 LLC - ARAXA I, LTDA. PROJECT
CONSOLIDATED STATEMENTS OF INCOME
(All numbers in Brazilian Real)
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Gross revenue	0	0	1,455,884	4,310,202	4,460,503	4,612,559	4,769,778	4,932,337	5,100,416	5,274,201
Taxes on revenue:
PIS / COFINS	0	0	53,140	157,322	162,808	168,358	174,097	180,030	186,165	192,508
ISS	0	0	5,979	11,161	10,790	10,346	9,854	9,347	8,913	8,535
Total taxes on revenue	0	0	59,118	168,483	173,598	178,704	183,951	189,377	195,078	201,043
Net revenue	0	0	1,396,765	4,141,719	4,286,905	4,433,854	4,585,828	4,742,960	4,905,38	5,073,17
Costs and expenses:
Operations and maintenance	0	0	50,000	152,500	158,600	164,944	171,542	178,403	185,540	192,961
Land or roof rental	0	0	32,000	97,600	101,504	105,564	109,787	114,178	118,745	123,495
Insurance	0	0	6,000	18,300	19,032	19,793	20,585	21,408	22,265	23,155
FX wire fees	0	411	400	1,220	1,269	1,320	1,372	1,427	1,484	1,544
Banking fees	0	100	1,208	1,256	1,307	1,359	1,413	1,470	1,529	1,590
Postage and courier services	0	0	20,000	61,000	63,440	65,978	68,617	71,361	74,216	77,184
Technical services reserve	0	0	400	1,220	1,269	1,320	1,372	1,427	1,484	1,544
Travel	0	0	44,444	135,556	140,978	146,617	152,482	158,581	164,924	171,521
Utilities	0	0	2,000	6,100	6,344	6,598	6,862	7,136	7,422	7,718
Management fees	0	0	2,000	6,100	6,344	6,598	6,862	7,136	7,422	7,718
Other	0	1,846	73,306	12,191	12,609	13,028	13,461	13,907	14,368	14,844
Total costs and expenses	0	2,357	231,758	493,042	512,695	533,117	554,354	576,436	599,398	623,275
Income from operations	0	(2,357)	1,165,007	3,648,677	3,774,209	3,900,737	4,031,474	4,166,524	4,305,99	4,449,82
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	(2,361)	(45,71)	(544,575)	(1,077,60)	(1,077,6)	(1,077,6)	(1,077,6)	(1,077,6)	(1,077,6)	(1,077,6)
Income before provision for income taxes	(2,361)	(48,06)	620,432	2,571,068	2,696,601	2,823,128	2,953,865	3,088,916	3,228,31	3,372,23
Provision for income taxes	0	0	150,400	444,950	461,303	477,846	494,952	512,638	530,925	549,833
Net income	(2,361)	(48,06)	470,032	2,126,118	2,235,298	2,345,282	2,458,914	2,576,277	2,697,46	2,822,40

ENERGEA PORTFOLIO 2 LLC - ARAXA I, LTDA. PROJECT
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All numbers in Brazilian Real)
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Cash flows from operating activities
Net income	(2,361)	(48,069)	470,032	2,126,118	2,235,298	2,345,282	2,458,914	2,576,277	2,697,406	2,822,440
Adjustments in net income:
Depreciation and amortization	2,361	45,712	544,575	1,077,609	1,077,609	1,077,609	1,077,609	1,077,609	1,077,609	1,077,609
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	0	(2,357)	1,014,607	3,203,727	3,312,907	3,422,890	3,536,522	3,653,886	3,775,014	3,900,049
Cash flows from investing activities
Purchases of property and equipment, net	(708,302)	(591,625)	(14,084,84)	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(708,302)	(591,625)	(14,084,841)	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	708,302	593,982	14,908,150	0	0	0	0	0	0	0
Distributions paid to investors	0	0	(1,622,773)	(3,195,838)	(3,305,649)	(3,415,398)	(3,528,787)	(3,645,901)	(3,766,771)	(3,891,539)
Net cash used in financing activities	708,302	593,982	13,285,376	(3,195,838)	(3,305,649)	(3,415,398)	(3,528,787)	(3,645,901)	(3,766,771)	(3,891,539)

Net increase (decrease) in cash	0	0	215,143	7,889	7,257	7,492	7,735	7,985	8,244	8,510
Cash at beginning of the period	0	0	0	215,143	223,032	230,289	237,781	245,516	253,502	261,745
Cash at end of the period	0	0	215,143	223,032	230,289	237,781	245,516	253,502	261,745	270,255